SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED

PURSUANT TO RULES 13d-1 (b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO 13d-2 (b)

(Amendment No.     )

Kala Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

483119103

(CUSIP Number)

December 31, 2017

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP #483119103	Page 2 of 15

1	NAME OF REPORTING PERSONS Polaris Venture Partners V, L.P. (“PVP V”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER

1,824,612 shares all of which are directly owned by PVP V, except that (i) Polaris Venture Management Co. V, L.L.C. (“PVM V”), the general partner of PVP V, may be deemed to have sole power to vote these shares, (ii) Jonathan A. Flint (“Flint”), a managing member of PVM V, may be deemed to have shared power to vote these shares, and (iii) Terrance G. McGuire (“McGuire”), a managing member of PVM V, may be deemed to have shared power to vote these shares.

	6	SHARED VOTING POWER See response to row 5.
7

SOLE DISPOSITIVE POWER

1,824,612 shares, except that (i) PVM V, the general partner of PVP V, may be deemed to have sole power to dispose of these shares, (ii) Flint, a managing member of PVM V, may be deemed to have shared power to dispose of these shares, and (iii) McGuire, a managing member of PVM V, may be deemed to have shared power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,824,612 Shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.4%
12	TYPE OF REPORTING PERSON PN

CUSIP #483119103	Page 3 of 15

1	NAME OF REPORTING PERSONS Polaris Venture Partners Entrepreneurs’ Fund V, L.P. (“PVPE V”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER

35,560 shares, all of which are directly owned by PVPE V, except that (i) PVM V, the general partner of PVPE V, may be deemed to have sole power to vote these shares, (ii) Flint, a managing member of PVM V, may be deemed to have shared power to vote these shares, and (iii) McGuire, a managing member of PVM V, may be deemed to have shared power to vote these shares.

	6	SHARED VOTING POWER See response to row 5.
7

SOLE DISPOSITIVE POWER

35,560 shares, all of which are directly owned by PVPE V, except that (i) PVM V, the general partner of PVPE V, may be deemed to have sole power to dispose of these shares, (ii) Flint, a managing member of PVM V, may be deemed to have shared power to dispose of these shares, and (iii) McGuire, a managing member of PVM V, may be deemed to have shared power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 35,560 Shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.1%
12	TYPE OF REPORTING PERSON PN

CUSIP #483119103	Page 4 of 15

1	NAME OF REPORTING PERSONS Polaris Venture Partners Founders’ Fund V, L.P. (“PVPFF V”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER

12,497 shares, all of which are directly owned by PVPFF V, except that (i) PVM V, the general partner of PVPFF V, may be deemed to have sole power to vote these shares, (ii) Flint, a managing member of PVM V, may be deemed to have shared power to vote these shares, and (iii) McGuire, a managing member of PVM V, may be deemed to have shared power to vote these shares.

	6	SHARED VOTING POWER See response to row 5.
7

SOLE DISPOSITIVE POWER

12,497 shares, all of which are directly owned by PVPFF V, except that (i) PVM V, the general partner of PVPFF V, may be deemed to have sole power to dispose of these shares, (ii) Flint, a managing member of PVM V, may be deemed to have shared power to dispose of these shares, and (iii) McGuire, a managing member of PVM V, may be deemed to have shared power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,497 Shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.1%
12	TYPE OF REPORTING PERSON PN

CUSIP #483119103	Page 5 of 15

1	NAME OF REPORTING PERSONS Polaris Venture Partners Special Founders’ Fund V, L.P. (“PVPSFF V”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER

18,244 shares, all of which are directly owned by PVPSFF V, except that (i) PVM V, the general partner of PVPSFF V, may be deemed to have sole power to vote these shares, (ii) Flint, a managing member of PVM V, may be deemed to have shared power to vote these shares, and (iii) McGuire, a managing member of PVM V, may be deemed to have shared power to vote these shares.

	6	SHARED VOTING POWER See response to row 5.
7

SOLE DISPOSITIVE POWER

18,244 shares, all of which are directly owned by PVPSFF V, except that (i) PVM V, the general partner of PVPSFF V, may be deemed to have sole power to dispose of these shares, (ii) Flint, a managing member of PVM V, may be deemed to have shared power to dispose of these shares, and (iii) McGuire, a managing member of PVM V, may be deemed to have shared power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,244
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.1%
12	TYPE OF REPORTING PERSON PN

CUSIP #483119103	Page 6 of 15

1	NAME OF REPORTING PERSONS Polaris Venture Management Co V, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER

1,890,913 shares, of which (a) 1,824,612 shares are directly owned by PVP V, (b) 35,560 shares are directly owned by PVPE V, (c) 12,497 shares are directly owned by PVPFF V, and (d) 18,244 shares are directly owned by PVPSFF V, except that (i) Flint, a managing member of PVM V (which is general partner of each of PVP V, PVPE V, PVPFF V and PVPSFF V and may be deemed to have sole power to vote these shares), may be deemed to have shared power to vote these shares, and (ii) McGuire, a managing member of PVM V, may be deemed to have shared power to vote these shares.

	6	SHARED VOTING POWER See response to row 5.
7

SOLE DISPOSITIVE POWER

1,890,913 shares, of which (a) 1,824,612 shares are directly owned by PVP V, (b) 35,560 shares are directly owned by PVPE V, (c) 12,497 shares are directly owned by PVPFF V, and (d) 18,244 shares are directly owned by PVPSFF V, except that (i) Flint, a managing member of PVM V (which is general partner of each of PVP V, PVPE V, PVPFF V and PVPSFF V and may be deemed to have sole power to dispose of these shares), may be deemed to have shared power to dispose of these shares, and (ii) McGuire, a managing member of PVM V, may be deemed to have shared power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,890,913 Shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.7%
12	TYPE OF REPORTING PERSON OO

CUSIP #483119103	Page 7 of 15

1	NAME OF REPORTING PERSONS Jonathan A. Flint
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER

1,890,913 shares, of which (a) 1,824,612 shares are directly owned by PVP V, (b) 35,560 shares are directly owned by PVPE V, (c) 12,497 shares are directly owned by PVPFF V, and (d) 18,244 shares are directly owned by PVPSFF V, except that (i) PVM V, the general partner of PVP V, PVPE V, PVPFF V and PVPSFF V, may be deemed to have sole power to vote these shares, and (ii) McGuire, a managing member of PVM V, may be deemed to have shared power to vote these shares.

	6	SHARED VOTING POWER See response to row 5.
7

SOLE DISPOSITIVE POWER

1,890,913 shares, of which (a) 1,824,612 shares are directly owned by PVP V, (b) 35,560 shares are directly owned by PVPE V, (c) 12,497 shares are directly owned by PVPFF V, and (d) 18,244 shares are directly owned by PVPSFF V, except that (i) PVM V, the general partner of PVP V, PVPE V, PVPFF V and PVPSFF V, may be deemed to have sole power to dispose of these shares, and (ii) McGuire, a managing member of PVM V, may be deemed to have shared power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,890,913 Shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.7%
12	TYPE OF REPORTING PERSON IN

CUSIP #483119103	Page 8 of 15

1	NAME OF REPORTING PERSONS Terrance G. McGuire
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER

1,890,913 shares, of which (a) 1,824,612 shares are directly owned by PVP V, (b) 35,560 shares are directly owned by PVPE V, (c) 12,497 shares are directly owned by PVPFF V, and (d) 18,244 shares are directly owned by PVPSFF V, except that (i) PVM V, the general partner of PVP V, PVPE V, PVPFF V and PVPSFF V, may be deemed to have sole power to vote these shares, and (ii) Flint, a managing member of PVM V, may be deemed to have shared power to vote these shares.

	6	SHARED VOTING POWER See response to row 5.
7

SOLE DISPOSITIVE POWER

1,890,913 shares, of which (a) 1,824,612 shares are directly owned by PVP V, (b) 35,560 shares are directly owned by PVPE V, (c) 12,497 shares are directly owned by PVPFF V, and (d) 18,244 shares are directly owned by PVPSFF V, except that (i) PVM V, the general partner of PVP V, PVPE V, PVPFF V and PVPSFF V, may be deemed to have sole power to dispose of these shares, and (ii) Flint, a managing member of PVM V, may be deemed to have shared power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,890,913 Shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.7%
12	TYPE OF REPORTING PERSON IN

CUSIP #483119103	Page 9 of 15

ITEM 1(A).	NAME OF ISSUER

Kala Pharmaceuticals, Inc. (the “Issuer”)

ITEM 1(B).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES

100 Beaver Street, #201

Waltham, MA 02453

ITEM 2(A).	NAME OF PERSONS FILING

This Schedule 13G is being filed on behalf of each of the following persons: PVP V, PVPE V, PVPFF V, PVPSFF V, PVM V, Flint and McGuire. The foregoing entities and individuals are collectively referred to as the “Reporting Persons.”

Flint and McGuire are the sole managing members of PVM V (the sole general partner of each of PVP V, PVPE V, PVPFF V, PVPSFF V). To the extent feasible, PVPE V, PVPFF V and PVPSFF V invest alongside PVP V.

Dr. Paulina Hill, a member of the Issuer’s Board of Directors, is affiliated with Polaris Partners but does not have voting or dispositive power with respect to any shares owned by each of PVP V, PVPE V, PVPFF V and PVPSFF V and referenced in this Schedule 13G.

ITEM 2(B).	ADDRESS OF PRINCIPAL OFFICE

The address for each of the Reporting Persons is:

c/o Polaris Venture Partners

One Marina Park Drive, 10th Floor

Boston, MA 02210

ITEM 2(C).	CITIZENSHIP

PVP V, PVPE V, PVPFF V and PVPSFF V are limited partnerships organized under the laws of the State of Delaware. PVM V is a limited liability company organized under the laws of the State of Delaware.

Flint and McGuire are United States citizens.

ITEM 2(D).	TITLE OF CLASS OF SECURITIES

Common Stock, par value $0.001 per share

ITEM 2(E)	CUSIP NUMBER

483119103

ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B), OR 13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

Not applicable.

CUSIP #483119103	Page 10 of 15

ITEM 4.	OWNERSHIP

The approximate percentages of Common Stock reported as beneficially owned by the Reporting Persons are based upon 24,521,131 shares of Common Stock outstanding as of October 31, 2017, as reported on the Issuer’s Form 10-Q Quarterly Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, as filed with the United States Securities and Exchange Commission on November 7, 2017.

The following information with respect to the ownership of the common stock of the Issuer by the Reporting Persons filing this Statement is provided as of December 31, 2017:

(a) Amount beneficially owned:

See Row 9 of cover page for each Reporting Person.

(b) Percent of Class:

See Row 11 of cover page for each Reporting Person.

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote:

See Row 5 of cover page for each Reporting Person.

(ii) Shared power to vote or to direct the vote:

See Row 6 of cover page for each Reporting Person.

(iii) Sole power to dispose or to direct the disposition of:

See Row 7 of cover page for each Reporting Person.

(iv) Shared power to dispose or to direct the disposition of:

See Row 8 of cover page for each Reporting Person.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

Not applicable.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Under certain circumstances set forth in the limited partnership agreement of PVP V, PVPE V, PVPFF V and PVPSFF V, and the limited liability company agreement of PVM V, the general and limited partners or members of each such entity, as applicable, may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the issuer owned by each such entity of which they are a partner or member, as applicable.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

Not applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

See Exhibit A.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP.

Not applicable

ITEM 10.	CERTIFICATION.

Not applicable

CUSIP #483119103	Page 11 of 15

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 7, 2018

POLARIS VENTURE PARTNERS V, L.P.
By:	Polaris Venture Management Co. V, L.L.C.

By:	*
Authorized Signatory

POLARIS VENTURE PARTNERS ENTREPRENEURS’ FUND V, L.P.

By:	Polaris Venture Management Co. V, L.L.C.

By:	*
Authorized Signatory

POLARIS VENTURE PARTNERS FOUNDERS’ FUND V, L.P.

By:	Polaris Venture Management Co. V, L.L.C.

By:	*
Authorized Signatory

POLARIS VENTURE PARTNERS SPECIAL FOUNDERS’ FUND V, L.P.

By:	Polaris Venture Management Co. V, L.L.C.

By:	*
Authorized Signatory

POLARIS VENTURE MANAGEMENT CO. V, L.L.C.

By:	*
Authorized Signatory

CUSIP #483119103	Page 12 of 15

JONATHAN A. FLINT

By:	*
Jonathan A. Flint
TERRANCE G. MCGUIRE

By:	*
Terrance G. McGuire

*By:	/s/ Max Eisenberg
Name:	Max Eisenberg
Attorney-in-Fact

[This Schedule 13G was executed pursuant to a Power of Attorney. Note that copies of the applicable Powers of Attorney are already on file with the appropriate agencies.]

CUSIP #483119103	Page 13 of 15

EXHIBIT INDEX

Exhibit	Found on Sequentially Numbered Page
Exhibit A: Agreement of Joint Filing	13